Bionomics Limited

04035850

21 July 2004

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

SEC MAIL PROCESSING
RECEIVED
JUL 28 2004
WASH. D.C. 185 SECTION

SUPPL

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

per: Jill Mashado
Company Secretary

PROCESSED
JUL 30 2004
THOMSON FINANCIAL

Bionomics Limited ABN 53 075 582 740
31 Dalgleish Street Thebarton SA Australia 5031 **Phone** 61 8 8354 6100 **Fax** 61 8 8354 6199 **Email** info@bionomics.com.au

Bionomics Limited

ABN 53 075 582 740

ANNOUNCEMENT
21 July 2004

BIONOMICS CASH FLOW REPORT FOR THE QUARTER ENDED 30 JUNE 2004

Bionomics Limited (ASX:BNO, BNOOA, US OTC:BMICY) today lodged its quarterly cash statement (Appendix 4C) with the ASX for the quarter ended 30 June 2004 showing a cash position of $8.703 million at 30 June 2004.

This represented a net operating cash outflow of $3.087 million for 2003/2004 versus $3.774 million in 2002/2003. "The 18.2% reduction in operating cash flows reflects our tight management of all expenditure," said Bionomics' CFO, Mr Lee Craker.

"On the basis of the solid cash position and the development opportunities available to us, R&D spending will be slightly increased in the current financial year," Mr Craker said.

Dr Deborah Rathjen, CEO and Managing Director of Bionomics stated, "This past quarter has seen the achievement of a number of milestones by Bionomics. These include the screening of 100 epilepsy patients, many with severe myoclonic epilepsy of infancy (SMEI)."

Solid progress was also made in the Company's drug discovery and cancer research programs. In drug discovery, Bionomics and PerkinElmer Inc. announced a collaboration in ion channel drug discovery with Bionomics serving as a reference site for PerkinElmer's cellular screening platforms in the Asian market. Bionomics now has access to the compound libraries and screening technologies with which to progress its epilepsy and anxiety drug discovery program and has formed the nucleus of its drug discovery team supported by collaborations with the Walter and Eliza Hall Institute and Southern Cross University.

Bionomics' cancer program, which is defining new pathways for the inhibition of angiogenesis, was highlighted at a recent US biotechnology conference through an invited presentation. For the first time, data was presented on a drug target proprietary to Bionomics, which may represent a potentially more effective treatment for inhibiting angiogenesis than current therapeutics.

About Bionomics Limited

Bionomics (ASX:BNO, BNOOA, US OTC:BMICY) is a world leader in genomics, holding patent applications at various stages of prosecution incorporating over 600 genes it has discovered and related utility in specific therapeutic and diagnostic applications. The Company is leveraging that expertise and intellectual property to

generate both near term and longer-term revenues. Focusing on central nervous system disorders (particularly epilepsy) and cancer, Bionomics and its collaborative partners are developing diagnostics for the early detection of these conditions (near term revenue) and therapeutics to treat them (longer term revenue). The Company is looking to generate growth both organically and through acquisition.

Bionomics leverages its gene discoveries in epilepsy with its proprietary ionX® discovery platform, a novel platform for the discovery and development of new and more effective treatments for epilepsy and other CNS disorders, including anxiety. Angene™, Bionomics' angiogenesis target and drug discovery platform, incorporates a variety of genomics tools to identify and validate novel angiogenesis targets. Bionomics utilises the unique attributes of the Angene™ platform for the discovery of drugs for the treatment of cancer and inflammatory diseases.

Bionomics has an American Depository Receipts (ADRs) program sponsored by The Bank of New York

For more information about Bionomics, visit www.bionomics.com.au

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FOR FURTHER INFORMATION PLEASE CONTACT:

DR DEBORAH RATHJEN
CEO & MANAGING DIRECTOR
BIONOMICS LIMITED
Ph: +61 8 8354 6101

MR LEE CRAKER
CHIEF FINANCIAL OFFICER
BIONOMICS LIMITED
Ph: +61 8 8354 6105

Bionomics Limited

21 July 2004

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

for Jill Mashado
Company Secretary

Bionomics Limited ABN 53 075 582 740
31 Dalgleish Street Thebarton SA Australia 5031 **Phone** 61 8 8354 6100 **Fax** 61 8 8354 6199 **Email** info@bionomics.com.au

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

BIONOMICS LIMITED

ABN	Quarter ended ("current quarter")
53 075 582 740	30 JUNE 2004

Consolidated statement of cash flows

			Current quarter $A'000	Year to date (12 months) $A'000
	Cash flows related to operating activities			
1.1	Receipts from customers		0	68
1.2	Payments for	(a) staff costs	(264)	(850)
		(b) advertising & marketing	(8)	(16)
		(c) research & development (incl. R&D staff costs)	(807)	(3,037)
		(d) leased assets	0	0
		(e) other working capital	(144)	(759)
1.3	Dividends received		0	0
1.4	Interest and other items of a similar nature received		100	287
1.5	Interest and other costs of finance paid		(83)	(232)
1.6	Income taxes paid			
1.7	Other (EMDG $99)		99	102
	R&D Start Grants (including B.I.F.)		182	1,344
	Rent Received		32	131
	Net operating cash flows		(893)	(2,962)

+ See chapter 19 for defined terms.

		Current quarter $A'000	Year to date (12 months) $A'000
1.8	Net operating cash flows (carried forward)	(893)	(2,962)
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)	0	0
	(b) equity investment	0	0
	(c) intellectual property	0	0
	(d) physical non-current assets	(3)	(212)
	(e) other non-current assets	0	0
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)	0	0
	(b) equity investment	0	0
	(c) intellectual property	0	0
	(d) physical non-current assets	0	87
	(e) other non-current assets	0	0
1.11	Loans to other entities	0	0
1.12	Loans repaid by other entities	0	0
1.13	Other (provide details if material)	0	0
	Net investing cash flows	(3)	(125)
1.14	**Total operating and investing cash flows**	(896)	(3,087)
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	1,716	6,270
1.16	Proceeds from sale of forfeited shares	0	0
1.17	Proceeds from borrowings	0	0
1.18	Repayment of borrowings	0	0
1.19	Dividends paid	0	0
1.20	Other (capital raising costs)	(390)	(551)
	Net financing cash flows	1,326	5,719
	Net increase (decrease) in cash held	430	2,632
1.21	Cash at beginning of quarter/year to date	8,273	6,071
1.22	Exchange rate adjustments to item 1.20	0	0
1.23	**Cash at end of quarter**	8,703	8,703

+ See chapter 19 for defined terms.

Explanation necessary for an understanding of financing facilities available

In July 2003 the Company announced that it had put in place an Equity Line Finance arrangement with the Bank of New York Capital Markets Inc. This funding facility potentially allows the placement of up to 6 million shares through the Bank of New York once the share price exceeds a floor price agreed between the Company and Bank of New York. The use, timing and control of this facility, once the share price is above the minimum floor price, is at the Company's discretion.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
4.1	Cash on hand and at bank	141	1,354
4.2	Deposits at call	8,562	6,919
4.3	Bank overdraft		
4.4	Other (provide details)		
	Total: cash at end of quarter (item 1.22)	8,703	8,273

Acquisitions and disposals of business entities

		Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity		
5.2	Place of incorporation or registration		
5.3	Consideration for acquisition or disposal		
5.4	Total net assets		
5.5	Nature of business		

+ See chapter 19 for defined terms.

Compliance statement

1 This statement has been prepared under accounting policies, which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does /~~does not~~* *(delete one)* give a true and fair view of the matters disclosed.

Sign here: .... Date: 21 July 2004
(CEO & Managing Director)

Print name: DEBORAH RATHJEN

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.